FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16

under the

Securities Exchange Act of 1934

For the month of October 2012

Commission File Number: 000-29880

Virginia Mines Inc.

200-116 St-Pierre

Quebec City, QC, Canada G1K 4A7

Indicate by check mark whether the  registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

TABLE OF CONTENTS Signature Press Release

Table of Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

By: //s// Noella Lessard

Name: Noella Lessard

Title: Executive Secretary

Date: October 26, 2012

Table of Contents

Press Release October 26, 2012

VIRGINIA TO COMPLETE A $2.5 M FLOW-THROUGH-SHARE PRIVATE PLACEMENT

Not for distribution to U.S. newswire services or for dissemination in the United States.

Any failure to comply with this restriction may constitute a violation of U.S. Securities Law.

Virginia Mines Inc. (“Virginia”) announces that it has negotiated a private placement that consists of 142,857 flow-through common shares ("Flow-Through Shares") at a price of $17.50 per share, which represents 71% premium to the 10 days volume weighted average trading price of the common shares of Virginia on the Toronto Stock Exchange for the period ending October 25, 2012, for gross proceeds of CA$2,500,000 (the “Offering”). Laurentian Bank Securities (“LBS”) has been appointed as the agent for the Offering.

On closing, Virginia has agreed to pay LBS a cash fee equal to 6% of the gross proceeds of the Offering.

The Offering is scheduled to close on or before November 16, 2012, and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange. The Flow-Through Shares will be subject to a four-month hold period in Canada.

Proceeds from the offering will be used to fund exploration work on Virginia’s numerous projects.

THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN. THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS REGISTERED OR EXEMPT THEREFROM.

About Virginia

(VGQ: TSX) Virginia conducts its exploration activities over the vast, unexplored territories of Northern Quebec in order to create value for its shareholders while protecting the quality of life for both present and future generations. With a working capital position of $40.5 million as at August 31, 2012, and a large area of mining claims in Quebec North, Virginia is among the most active mining exploration companies in Québec. Strengthened by the discovery of the Éléonore project and more than 15 years expertise on the territory, Virginia’s exploration team is recognized as one of the best in Canada. Virginia also holds a 2.2% to 3.5% royalty in the Éléonore property.

FOR MORE INFORMATION, PLEASE CONTACT: André Gaumond, President

200-116 St-Pierre Quebec, QC G1K 4A7 Canada	info@minesvirginia.com www.minesvirginia.com	Toll Free.: 800-476-1853 418-694-9832 Fax: 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of Quebec, Ontario and Alberta, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.